EXHIBIT 99.1

Galapagos increases share capital through warrant exercises

Mechelen, Belgium; 20 June 2017, 22.00 CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) announces a share capital increase arising from warrant exercises.

Galapagos issued 52,030 new ordinary shares on 20 June 2017, for a total capital increase (including issuance premium) of €631,898.90.

Pursuant to the warrant exercise program of Galapagos' executive committee, executive committee members automatically are committed to exercise a minimum number of warrants, subject to certain conditions. In accordance with the rules of this program, CEO Onno van de Stolpe exercised 15,000 warrants. Two other executive committee members exercised an aggregate number of 10,000 warrants. In addition to Onno van de Stolpe, one other board member exercised 3,780 warrants.

In accordance with Belgian transparency legislation[1], Galapagos notes that its total share capital currently amounts to €275,135,922.48, the total number of securities conferring voting rights is 50,867,678, which is also the total number of voting rights (the "denominator"), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 3,317,307, which equals the total number of voting rights that may result from the exercise of these warrants. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, 2, 1, pre-clinical and discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 530 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-looking statements
This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

[1]     Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market